

82-34884

RECEIVED
2005 NOV -8 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States



SUPPL

Randers, 3 November 2005

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 36/2005 of 3 November 2005
  "Vestas receives an order for 25 units of V90-3.0 MW wind turbines in Australia"

In order to speed up the delivery process to your office, we kindly ask you to inform us whether it would be possible to send the information to you by e-mail of fax and in the affirmative to supply us with the necessary forwarding details.

If you have any question please do not hesitate to contact Ms. Annette Munk Rasmussen, Vice President, Communication & IR (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Communication & IR

PROCESSED
NOV 09 2005
THOMSON FINANCIAL

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997
Company reg. no.: 10 40 37 82

82-34884



Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 3 November 2005
Stock exchange announcement No. 36/2005

Vestas receives an order for 25 units of V90-3.0 MW wind turbines in Australia

The Vestas Group has received an order for 25 units of the V90-3.0 MW wind turbine for the Studland Bay Wind Farm, which will be located in the northwest of Tasmania. Studland Bay is the third phase of the Woolnorth Wind Farm where the previous two phases consist of 37 units of V66-1.65 MW wind turbines.

The 75 MW Woolnorth Studland Bay Wind Farm order will be delivered to Roaring 40s, a joint venture company owned by Hydro Tasmania and China Light and Power. The order consists of delivery, installation and commissioning, remote control system as well as a 5-year service and maintenance agreement. Shipment of the turbines will begin in 2006, and commissioning of the wind power plant will take place during the third quarter of 2006.

"This order represents the first order in Australia for the 3.0 MW platform and we are proud to receive the order from Roaring 40s. This order is a continuation of our relationship with Roaring 40s, who is one of Vestas' largest customers in the region and one of the pre-eminent renewable energy companies in Asia-Pacific," says Thorbjørn N Rasmussen, President of Vestas Asia Pacific A/S and continues: *"We are pleased to be awarded another large project in Australia and in particular in Tasmania where Vestas also has a nacelle assembly plant in the northwest region of the state. The order once again demonstrates Vestas' strong position in the market."*

Australia has some of the best wind resources in the world. The Australian market is driven by the availability of the Mandatory Renewable Energy Target (MRET). It is Vestas' understanding that the present government does not intend to extend the MRET. The consequence of the government's policy is that the long-term market potential for wind power in Australia is considered very unstable.

The above order does not affect the Vestas Group's expectations for 2005, cf. Stock exchange announcement No. 28/2005 of 25 August 2005.

Any questions may be addressed to the President of Vestas Asia Pacific A/S, Mr Thorbjørn N Rasmussen, or to the Vice President of Communication & IR at Vestas Wind Systems A/S, Annette Munk Rasmussen, both on telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097